SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction, executed on December 3, 2018, in terms of the Relevant Fact of December 3, 2018:

Related Party Names

Petróleo Brasileiro S/A (“Petrobras”), Centrais Elétricas do Brasil S/A - ELETROBRAS (“Eletrobras”) and its subisidiaries AMAZONAS DISTRIBUIDORA DE ENERGIA S.A (“Amazonas Energia”) and AMAZONAS GERAÇÃO E TRANSMISSÃO DE ENERGIA S.A.(“Amazonas GT”).

Issuer Relationships	The companies have, directly or indirectly, the same controlling shareholder, the Federal Government.
Date of the transaction	12/3/2018
Object of the Agreement

Concerning the commercial conditions:

(i)       Agreement between Petrobras, Amazonas Energia, Amazonas GT and Eletrobras, with a view to regulating (i) the conditions for extinguishing the lawsuit for collection No. 2016.01.1.043943-4, which is filed before the 2nd Civil Court of the Special Judicial Circuit of Brasília/DF, filed by Petrobras against Amazonas Energia, as well as Eletrobras, as guarantor and joint debtor of the gas contract, with the recognition of an uncontroversial portion, of R$ 571.8 million for Amazonas Energy and an agreement with respect to the amount of R $ 3,708 million, and the non-collection of R $ 3,069 million is conditional on the privatization of Amazonas Energia (ii) the conditions for signing the instruments set forth in items (ii), (iii), (iv) and (v) below, among others.

(ii)     Conclusion of the Fifth Amendment to the OC 1902/2006 gas supply agreement, aiming to regulate, among other clauses, the delivery point for UTE Mauá 3 and the conditions for supplying to that plant as of January 1, 2019, including the creation of a bond and the implementation of an Escrow Account and a Payment Account to guarantee the payment of the contract, in addition to the modification of the conditions of effectiveness of the Fourth Amendment to said Contract OC 1902/2006.

Concerning the settlement of debts and recomposition of guarantees

(iii)    Conclusion of an addendum to a Debt Confession Agreement "CCD3/2014", executed in 2014, which has as debtor Amazonas Energia and Eletrobras guarantee, with a view to extending the period for the creation of a pledge to guarantee credits arising from inefficiencies provided for in Law 13.299/ 2016 and Provisional Measure 855/2018, with the new term being 60 (sixty) days, as of 12/31/2018, and until the lien is constituted, Eletrobras will give real guarantee, in the form of a pledge of certain receivables and personal guarantee for the remainder of the entire amount of the debt.

(iv)    Conclusion of an amendment to the Debt Confession Agreement "CCD4/2018" entered into between Amazonas Energia and Petrobras, with a full fiduciary guarantee from Eletrobras, to increase the amount of R$ 571.8 million, related to the portion considered uncontroversial with respect to the judicial collection mentioned in item (i) above.

(v)     Conclusion of new Instrument for the Assumption of Debt ("ICD") between PETROBRAS and ELETROBRAS, with the participation of Amazonas Energia, in the amount of R$ 2,758 million, related to debt settlement agreements already agreed by Amazonas Energia previously, with effectiveness contingent upon the success of the Amazonas Energia privatization auction and the effective transfer of the share control, as well as to the extinction of the process mentioned in item (i).

Main Terms and Conditions

Concerning the commercial conditions:

a)       Addendum 5 to Contract OC 1902/2006 regulates, among other clauses, the delivery point for UTE Mauá 3 and the conditions for supply to that plant as from January 1, 2019, including the creation of a bond and the implementation of an Escrow Account and Payment Account to guarantee payment of the supply of the contract, in addition to the modification of the conditions of effectiveness of the Fourth Amendment to said Contract OC 1902/2006.

b)       Agreement between Petrobras, Amazonas Energia, Amazonas GT and Eletrobras: regulate (i) the conditions for termination of the lawsuit for collection in 2016.01.1.043943-4, which is filed before the 2nd Civil Court of the Special Judicial Circuit of Brasília/DF, filed by Petrobras against Amazonas Energia, as well as Eletrobras, as guarantor and joint debtor of the gas agreement, with the recognition of an uncontroversial portion by Amazonas Energia and an agreement in relation to the amount of R $ 3,708 million , and the non-collection of R$ 3,069 million is contingent upon the privatization of Amazonas Energia (ii) the conditions for signing the instruments set forth in the other items below, among others.And further, a dispute regarding the supply of natural gas for the UTE Mauá 3, owned by Amazonas GT.

Concerning the debt settlement:

c)       Extension of the deadline for the presentation by Amazonas Energia of the guarantee offered in the third addendum CCC3/ 2018, executed on April 30, 2018, a guarantee in the total amount of R $ 3,398,205,417.75 and grant of new guarantee, by Eletrobras, until the real guarantee provided in the third addendum is offered, and the guarantee offered by Eletrobras is the receivables from the judicial agreement with Eletropaulo of approximately R $ 1.4 billion and corporate guarantee.

d)       Celebration of additive to CCD4/2018 to increase the amount of R$ 571.8 million, to be paid with 6 months of grace period plus 36 consecutive monthly installments, updated by 124.75% of CDI and maintaining Eletrobras' trust guarantee until the exchange of control of Amazonas Energia.

e)       Conclusion of new IAD, by Eletrobras, referring to debt confiscation agreements already agreed by Amazonas Energia previously, with effectiveness conditioned to the success of the privatization auction of Amazonas Energia and to the effective transfer of share control, as well as to the extinction of the process mentioned in item (i). If the conditions of effectiveness are met, the debt will be repaid in 74 installments, adjusted by the Selic (tranche of R$ 823 million) and 36 installments with an interest rate of 124.75% of the CDI for the remainder (for the amount of R$ 571 there is a 6-month grace period for the principal), and the guarantee pledge of receivables by Eletrobras. This debt should be partially amortized using Eletrobras funds, resulting from the sale of wind generation SPES and the amounts received as a result of the legal agreement entered into between Eletrobras and Eletropaulo Metropolitana Eletricidade de São Paulo SA ("Eletropaulo"). This instrument is within the limits authorized by the 170th Extraordinary General Meeting, for the assumption of debts by Eletrobras.

Interest Rate Charged (%)

In relation to the new confessed debt of R$ 571.8 million, 124.75% of the CDI will be charged.
In relation to the new IAD, the rate will be Selic (tranche of R$ 823 million) and of 124.75% of CDI for the remainder, subject to the conditions established in the respective CCDs being assumed, through the new IAD.

Reasons why the issuer's management considers that the transaction has observed commutative conditions or provides for adequate compensatory payment

With regard to the addendum to CCD3 concluded in 2014, the Company's main objective was to temporarily replace the guarantee that Amazonas Energia has not yet submitted, due to the need for recognition by Aneel of the Law 13.299/2016, in order to avoid early maturity of the contract. The new guarantees offered are compatible with those that are usually required by the market to support debt contracts of this nature. The conclusion of an addendum to CCD4/2018 to increase the amount of R $ 571.8 million, was intended to recognize incroversa debt related to collection in the collection lawsuit (Autos Proceduais nº 2016.01.1.043943-4, which is filed before the court of the 2nd Civil Court of the Special Judicial District of Brasília/DF), filed by Petrobras against Amazonas Energia, as well as Eletrobras, as guarantor and joint debtor. This debt will be paid in 36 monthly and successive installments, adjusted for 124.75% of the CDI, which is compatible with the rates practiced by Eletrobras in financing operations. The new IAD was signed for the recognition and payment of debt under conditions in accordance with the amounts approved by the 170th Extraordinary General Meeting. The rate practiced in this instrument is based on other similar operations, as declared by the lender Petrobras with other companies, and are compatible with the rates practiced by Eletrobras. In addition, they are the same rates as those in the respective CCDs that are being assumed.

With regard to commercial conditions, the objective was to contract the supply of gas to Amazonas GT, especially to UTE Mauá 3, due to the construction of said plant and the conclusion of the unbundling of Amazonas Energia, adjusting the gas delivery conditions, necessary measure to the commercial operation of said plant, and it should be noted that although there was a constitution and/or adjustment of guarantee mechanisms, there was no change of price through the additive 5.

The negotiation of Amendment 5 to the GSA made it possible for Cigás to sign Additives 3 and 4 to the GSA, in addition to the Assignment Term, which had already been signed by Petrobras and Eletrobras.

In addition, the negotiation of the aforementioned contracts was fundamental to enable the Amazonas Energia privatization auction to be carried out, given the uncertainties that existed regarding the debts that involved the parties mentioned in this Announcement as well as to regularize the supply of gas directly to Amazonas GT, in particular for UTE Mauá 3 as of January 1, 2019.

Possible participation of the counterparty, its partners or administrators in the issuer's decision-making process regarding the transaction or negotiation of the transaction as the issuer's representatives, describing these participations

Not Applicable

Rio de Janeiro, December 12, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.